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CUSIP NO.     038334 10 8             13G                     PAGE 1 OF 6 PAGES
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

 Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d) and Amendments thereto filed pursuant to Rule 13d-2(b)
                          (Amendment No. ________)(1)


                            APROPOS TECHNOLOGY, INC.
         ---------------------------------------------------------------
                                (Name of Issuer)


                     Common Shares, par value $.01 per share
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   038334 10 8
         ---------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]    Rule 13d-1(b)
      [ ]    Rule 13d-1(c)
      [X]    Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.     038334 10 8             13G                     PAGE 2 OF 6 PAGES
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--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Patrick K. Brady
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
       NUMBER OF        5    SOLE VOTING POWER

        SHARES               1,147,260**
                        --------------------------------------------------------
     BENEFICIALLY       6    SHARED VOTING POWER

       OWNED BY              525,000
                        --------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER

       REPORTING             1,147,260**
                        --------------------------------------------------------
        PERSON          8    SHARED DISPOSITIVE POWER

         WITH                525,000
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,627,260**
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING
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CUSIP NO.     038334 10 8             13G                     PAGE 3 OF 6 PAGES
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--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Catherine R. Brady
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
       NUMBER OF        5    SOLE VOTING POWER

        SHARES               612,110**
                        --------------------------------------------------------
     BENEFICIALLY       6    SHARED VOTING POWER

       OWNED BY              525,000
                        --------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER

       REPORTING             612,110**
                        --------------------------------------------------------
        PERSON          8    SHARED DISPOSITIVE POWER

         WITH                525,000
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,137,110**
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING
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CUSIP NO.     038334 10 8             13G                     PAGE 4 OF 6 PAGES
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ITEM 1.

(a)  Name of Issuer:                                  Apropos Technology, Inc.
(b)  Address of Issuer's Principal Executive Offices: One Tower Lane, 28th Floor
                                                      Oakbrook Terrace, IL 60181

ITEM 2.

(a)-(c) Name, Principal Business Address and Citizenship of Person Filing:

        Patrick K. Brady
        567 Deerpath Road
        Glen Ellyn, IL  60137
        Citizenship:  U.S.A.

        Catherine R. Brady
        567 Deerpath Road
        Glen Ellyn, IL  60137
        Citizenship:  U.S.A.

(d)  Title of Class of Securities:  Common Shares, par value $.01 per share.

(e)  CUSIP Number:  038334 10 8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)-(j)  Not Applicable.

     If this Statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


ITEM 4.  OWNERSHIP

(a)   See response to Number 9 on cover page.
(b)   See response to Number 11 on cover page.
(c)   (i)   See response to Number 5 on cover page.
      (ii)  See response to Number 6 on cover page.
      (iii) See response to Number 7 on cover page.
      (iv)  See response to Number 8 on cover page.
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CUSIP NO.     038334 10 8             13G                     PAGE 5 OF 6 PAGES
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      Mr. Brady directly beneficially owns 1,147,260 Common Shares, which includes 14,037 Common Shares that may be acquired upon exercise of options exercisable within 60 days of the date of this report. Mr. Brady, also beneficially owns 525,000 Common Shares held by the Brady Family Limited Partnership, of which Mr. Brady and his wife, Catherine R. Brady, are each general partners. Ms. Brady directly owns 612,110 Common Shares, of which Mr. Brady disclaims beneficial ownership.

      Ms. Brady owns 612,110 Common Shares directly and 525,000 Common Shares through the Brady Family Limited Partnership. Ms. Brady disclaims beneficial ownership of the 1,147,260 Common Shares beneficially owned by Mr. Brady.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      Not Applicable.


ITEM 10. CERTIFICATION

      Not Applicable.
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CUSIP NO.     038334 10 8             13G                     PAGE 6 OF 6 PAGES
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2001                         February 13, 2001
-----------------                         -----------------
Date                                      Date



/s/ Patrick K. Brady                      /s/ Catherine R. Brady
------------------------------            ------------------------------
Patrick K. Brady                          Catherine R. Brady
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                                 EXHIBIT INDEX


Ex 99.1    Joint Filing Statement